Exhibit 99.6

PERDIGÃO S.A.

CNPJ Nº 01.838.723/0001-27

A Publicly Held Company

CALL NOTICE FOR ANNUAL ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The Shareholders of Perdigão S.A. (“Company”) are hereby invited by the Board of Directors to attend the Annual Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 12, 2007 at 11:00 a.m. at the Company’s registered offices at Av. Escola Politécnica, 760 – São Paulo-SP, to deliberate upon the following agenda:

1.              To examine and vote the Management Report, Financial Statements as well as other documents with respect to the fiscal year ending December 31 2006, and to deliberate on the allocation of the results and ratify the distribution of the remuneration to the shareholders as per the deliberation of the Board of Directors;

2.              Deliberate on the proposal for amending the following sections and/or paragraphs or subsections of the Company’s Bylaws: section 20 and section 44, for the inclusion of the sole paragraph;

3.              Election of the Board of Directors. Pursuant to CVM Instructions 165 and 282, we hereby clarify that the minimum percentage of voting capital required for the adoption of a multiple vote procedure is of 5%;

4.              Election of the Fiscal Council/Audit Committee;

5.              Establish the annual and aggregate compensation for the Management and for the members of the Fiscal Council; and

6.              Ratify the annual and aggregate compensation of the Management for Perdigão Companies.

General Instructions:

1.               The powers of attorney for representation at the Annual Ordinary and Extraordinary General Shareholders’ Meeting shall be lodged at the Company’s registered offices no later than 12:00 p.m. on April 7 2007;

2.               The nomination of representatives to the Board of Directors shall be sent to the Company at least 5 (five) days in advance.

3.               Documentation pertaining to the matters to be deliberated at the general meeting hereby convened, pursuant to Paragraph 3 of Article 135 of Law 6,404/76, is available to the shareholders at the Company’s registered offices as well as the sites www.perdigao.com.br.

São Paulo (SP), February 26 2007.

EGGON JOÃO DA SILVA

Chairman